Cybriatech Inc.

B2, 6/F, Phase-2 Hang Fund Industrial Building

2G, Hok Yuen Street, Hung Hom, Kowloon

Hong Kong

September 16, 2025

Via Edgar

Office of Trade & Services

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cybriatech Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 22, 2025
File No. 333-287896

Dear Officer:

This letter is in response to the letter dated September 12, 2025, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Cybriatech Inc. (the “Company,” “we,” and “our”). For ease of reference, the Staff’s comments are recited below in bold and are followed by the Company’s responses. Amendment No. 3 to the Registration Statement on Form S-1 (the “S-1/A”) is being filed to accompany this letter.

Amendment No. 2 to Registration Statement on Form S-1 filed on August 22, 2025

Cover Page

1.	We note your response to prior comment 2 and reissue in part. Please revise your disclosure to state specifically that you are not a Hong Kong/PRC operating company but a Nevada holding company with operations in Hong Kong and that this structure involves unique risks to investors. Further, revise your disclosure to state directly that PRC regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. We note the cross-reference to your detailed discussion of the risks facing the company, including the risk factor beginning "All of our operations are in Hong Kong, a special administrative region of the PRC... ."

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has disclosed on the cover page of the Registration Statement that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we have listed, which could cause the value of such securities to significantly decline or become worthless, and has disclosed detailed discussion in the risk factor “Risks Relating to Doing Business in Hong Kong — PRC regulatory authorities could disallow our holding company structure”.

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Prospectus Summary, page 7

2.	We note your response to prior comment 8, including that your PRC counsel has advised you that you are not required to obtain and permissions or approvals from the PRC authorities, and reissue in part. Please state whether any permissions or approvals have been denied.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has disclosed on page 7 of the Registration Statement and in the risk factor “Risks Relating to Doing Business in Hong Kong — We face a risk that changes in the policies of the PRC government could have a significant impact upon the business we may be able to conduct in the Hong Kong and the profitability of such business.” that no such permissions or approvals have been applied for by the Company or denied by any relevant authorities.

Risk Factors

Risk Relating to Doing Business in Hong Kong

It will be difficult to acquire jurisdiction and enforce liabilities..., page 21

3.	We note your response to prior comment 12 and reissue in part. Please state plainly here and elsewhere as appropriate, including the “Enforceability of Civil Liabilities” section that your sole officer and director is located in Hong Kong rather than stating that they reside “outside of the United States.”

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has revised the "Enforceability of Civil Liabilities" section and elsewhere as appropriate to reflect that our sole officer and director resides in Hong Kong rather than stating that he resides “outside of the United States.”

Description of Business, page 33

4.	We note your revised disclosure and filed exhibits in response to prior comment 16. Please revise to acknowledge your customer agreements and disclose the material terms of the agreements here, including the compensation structure in each.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has disclosed on page 34 of the Registration Statement the material terms of the customer agreements, including the compensation structure in each.

Dilution, page 37

5.	Please update your dilution calculations for the most recent balance sheet presented.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has updated the dilution calculations for the most recent balance sheet presented.

Item 8. Exhibits

Exhibit 8.1, page II-2

6.	We note your response to prior comment 10. Please revise your disclosure here and refile as necessary to reflect that this is not a "form of" opinion but rather the opinion of your PRC legal counsel.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has disclosed on page II-2 of the Registration Statement that Exhibit 8.1 is not a "form of" opinion but rather the opinion of our PRC legal counsel.

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General

7.	We note that you mention your "officers and directors" throughout the registration statement. Please revise to reflect that you currently have one officer and director.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has revised the Registration Statement to reflect that the Company currently has one officer and director.

Thank you in advance for your assistance in reviewing our responses and the Amendment No. 3 to Form S-1. Should you have any questions with respect to the above responses or the Form S-1/A, please do not hesitate to contact me.

Sincerely,

/s/ Hongyan Yu

Hongyan Yu

Chief Executive Officer

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